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                                  F O R M    5
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[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported





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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Zahn                               Stephen                                  E.
--------------------------------------------------------------------------------
(Last)                              (First)                             (Middle)

                                    5000W 600N
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                                    (Street)

Huntington                             IN                                  46750
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(City)                               (State)                               (Zip)
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2. Issuer Name and Ticker of Trading Symbol

                     Northeast Indiana Bancorp, Inc. "NEIB"

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

                                  December 1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

[X] Director

[ ] 10% Owner

[X] Officer (give title below)

[ ] Other (specify below)
           Chairman of the Board President and Chief Executive Officer
================================================================================
7.  Individual or Joint/Group Reporting (Check all applicable)

[X] Form Filed by One Reporting Person

[ ] Form Filed by More than One Reporting Person

====================================================================================================================================
                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENFICIALLY OWNED
====================================================================================================================================
1. Title of Security (Instr. 3)                        2. Transaction Date      3. Transaction Code       4. Securities Acquired (A)
                                                          (Month/Day/Year)         (Instr. 8)                or Disposed of (D)
                                                                                                             (Instr. 3, 4 and 5)
                                                       -------------------      -------------------       --------------------------
                                                                                                                    (A) or
                                                                                                          Amount      (D)      Price
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
Common Stock                                                11/23/98              J                       3,073        A      N/A
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Common Stock                                                11/23/98              J                       3,509        A      N/A
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Common Stock                                                12/28/98              M                       4,950        A      $10.68
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Common Stock                                                11/23/98              J                         364        A      N/A
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Common Stock                                                11/23/98              J                         744        A      N/A
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Common Stock                                                *                     V                       2,671        A      N/A
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

====================================================================================================================================
                    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENFICIALLY OWNED -- Continued
====================================================================================================================================
1. Title of Security (Instr. 3)                        5. Amount of Securities      6. Ownership Form:        7. Nature of Indirect
                                                          Beneficially Owned At        Direct (D) or             Beneficial
                                                          End of Issuer's Fiscal       Indirect (I)              Ownership
                                                          Year  (Inst. 3 and 4)        (Instr. 4)                (Instr. 4)
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
 Common Stock                                                33,801                         I                       Trust
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 Common Stock                                                                               D
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 Common Stock                                                43,549                         D
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 Common Stock                                                 4,002                         I                       Wife
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 Common Stock                                                                               I                       ESOP
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 Common Stock                                                10,845                         I                       ESOP
====================================================================================================================================

====================================================================================================================================
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
====================================================================================================================================
1. Title of Derivative Security    2. Conversion       3. Transaction Date      4. Transaction Code      5. Number of Derivative
   (Instr. 3)                         Of Exercise         (Month/Day/Year)         (Instr. 8)               Securities Acquired (A)
                                      Price of                                                              or Disposed of (D)
                                      Derivative                                                            (Instr. 3, 4, and 5)
                                      Security
                                    -------------      -------------------      --------------------     ---------------------------
                                                                                                              (A)            (D)
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
Employee Stock Option
"Right to Buy"                                               11/23/98              J                           5,456
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Employee Stock Option
"Right to Buy"                          10.68                12/28/98              M                                           4.950
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTION, CONVERTIBLE SECURITIES) -- Continued
====================================================================================================================================
1. Title of Derivative Security     6. Date                  7. Title and                     8. Price of
   (Instr. 3)                          Exercisable              Amount of                        Derivavtive
                                       and                      Underlying                       Security
                                       Expiration               Securities                       (Instr. 5)
                                       Date (Month/             (Instr. 3
                                       Day/Year)                and 4)


                                     --------------------    ----------------------------     --------------
                                     Date         Expira-                       Amount or
                                     Exer-        tion                          Number
                                     cisable      Date           Title          of Shares
------------------------------------------------------------------------------------------------------------

Employee Stock Option
"Right to Buy"                        1/15/97     1/15/07     Common Stock      60,009
------------------------------------------------------------------------------------------------------------
Employee Stock Option
"Right to Buy"                        1/15/97     1/15/07     Common Stock      55,059
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTION, CONVERTIBLE SECURITIES) -- Continued
====================================================================================================================================
1. Title of Derivative Security         9. Number of Derivative                 10. Ownership  of             11. Nature of Indirect
   (Instr. 3)                              Securities Beneficially                  Derivative Security:               Beneficial
                                           Owned at End of Year                     Direct (D) or                      Ownership
                                           (Instr. 4)                               Indirect (I) (Instr. 4)            (Instr. 4)
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
Employee Stock Option
"Right to Buy"                                   60,009                               D
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Employee Stock Option
"Right to Buy"                                   55,059                               D
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====================================================================================================================================

Explanation of Responses:

J = 10% Stock Dividend 11/23/98

*Allocation of shares of stock from ESOP as of 12/31/98 and reported by the ESOP administrator to the Company on or about January 19, 1999.

                         /s/Stephen E. Zahn                     2/12/99
                         -----------------------------        -----------
                         Signature of Reporting Person           Date

**Intentional  misstatements or ommissions of facts constitute  Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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